

INVEST IN **DIEM**

AI social search engine, designed first for women & gender expansive folks.

askdiem.com   New York, NY   𝕏   in   ⃝   ♪   Technology   Female Founder

Highlights

(1) Scaled our user base by 1,100% in 13 months

(2) On track to hit $500k in ARR in Q2 2025 (not guaranteed)

3. Partnership activations with FEMINIST, National Domestic Violence Hotline, Bumble, Seed & Girlboss.

4. Raised $5M to date from investors like Acrew Capital, Flybridge, Techstars and XFactor Ventures

5. Buzzing community IRL and on socials (200% growth in the past 6 months)

Featured Investor



Charles Hudson
Invested $500,000 ⓘ

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Charles Hudson, Managing Partner, Precursor Ventures

"I've invested in over 100 consumer startups in my investing career, and the team at Diem stands out as one of the best teams I've invested in. Having spent time with Emma and her team, I believe the time is right for a new search and social experience for the internet. By combining their passion for building an inclusive community with their insights on consumer behavior, I know this team will continue to build on their early work in creating a space that welcomes women and gender expansive folks."

Our Team



Emma Bates CEO & Co-Founder

Forbes 30u30 2022 | Techstars NYC 2020 | Away and Kings College London alum



Nalina Sarma Chief Product & Design Officer

Head of Product Design, Geneva (acquired by Bumble) | Head of Design, Cook Unity


Amy Fraser Head of Community

Founder of @OKREAL, 40K women's community in NYC and LA.


Sarah Olson Lead Software Engineer

Software developer for 25 years | Atlassian, Trello alum


Genevieve Tankosich Social Lead

Content Creator | Social Media Manager, Meet Cute


Kate Lindsay Editor & Media Advisor

Co-Founder, Embedded | Host @ ICYMI Podcast | Refinery29, Cosmopolitan, The Atlantic alum


Kianna Hendricks Data Science & AI Engineer

Kianna Explains AI Creator


Monica Lee Product Management

Gen She, Cornell alum


Joelyn Ndife Community Moderator

Qualified Doctor, former primary care physician | OAU alum

Join the Diem Journey!

diemer
How do I deal with a breakup with my bestie?
Marilyn
How do I ask for a raise with confidence?
making searching social
Brea
Why is my period irregular?

🔥🔥 Diem is a social search engine powered by community conversations and AI 🔥🔥



Diem AI

Search bar powered by our proprietary database of conversations and interactions. A "big sister" while searching the internet.



Community

An incentivized, personalized community connecting members through shared experience and conversation.



Data Privacy

Diem is committed to a user's right to privacy, from how we store your data to company policy to not comply with government subpoenas.

Our product ties the utility of generative AI with the perspective found in community conversations.

Community Answers = Validation

Search results include stories, recommendations & advice from people who have similar experiences.

Generative AI

Diem AI summarizes insights from across the internet, the Diem database and Diem's verified content partners, via a feminist lens.

Reinforcement Learning

The more interactions and stories shared in Diem, the smarter Diem AI becomes. Closing the gender data gap one interaction at a time.

Diem across the web

The future of Diem AI extends beyond our native app and becomes a browser & trusted community layer to tap into as you search the web.









Discover
Search
Dealing with a friendship breakup
How do I start investing while in college with little income?
How do I balance a relationship while struggling with my mental health?
Community sources
Answer

DIEM

A closer look at *Diem AI search* and our *in-app economy, Gems* 💎



Discover
Search
Abortion care access near me?
Verified internet sources
Interactive map
U.S. Abortion Laws by State Map
Related convos

SEARCH

Enhanced browsing and resources. for sensitive and important topics like abortion, divorce, gay marriage, gender affirming care, etc.



508
Gems
Little Treat Store
Contributions
Invites
Impact
Boosts
Little Treat Store
Available
Redeemed

GEMS

Collect Gems for searching, replying and inviting friends. You also collect Gems any time someone you refer contributes to Diem. Spend your Gems in the Little Treat Store

DIEM

Our go-to-market demo has focussed on women & non binary folks as their search behavior is *inherently social.*



95%

of women, girls & non-binary folks state they are not satisfied "all of the time" with search results.



DIEM STATE OF SEARCH REPORT, JANUARY 2024

85%

of women, girls & non-binary folks seek community input as well as facts when using search tools

DIEM STATE OF SEARCH REPORT, JANUARY 2024



14x

more Google searches for women's community groups vs. men's groups

HUMAN TRUTHS: WHAT WOMEN WANT, GOOGLE 2020



92%

of millennial women pass recommendations to other women

OGILVY MARKETING TREND REPORT

DIEM

We are also more likely to be dissatisfied with the information we find in search results due to the gender data gap.*

*INVISIBLE WOMEN, CAROLINE CRIADO PEREZ, 2019

HEALTH

70% of Google searches on the female body start with "is it normal..."

We lack fundamental access to information on our bodies, which is why we resort to our personal network for answers.

HUMAN TRUTHS: WHAT WOMEN WANT, GOOGLE 2020

FINANCE

100% of gender tagged finance google searches are "for women"

There are zero "finance for men" searches.

HUMAN TRUTHS: WHAT WOMEN WANT, GOOGLE 2020

DIEM

And the tools we use to search and share information have never been fit for purpose.

REDDIT | GOOGLE | CHAT GPT | DIEM

what should i know about freezing...
Posts
Comments
Communities
People
At what age should I start thinking about freezing my eggs?
Should I freeze my eggs or just let life happen naturally?
Freezing my first bag today | what should I know about my stash ?
What I wish I knew about egg freezing, how it's advertised and how devastating the results can be. Since it's now widely advertised to women to "take charge of your fertility" - I wish they gave you more realistic expectations. When freezing your eggs DOESN'T give you a baby in the end.
what should i know about
All
Images
Perspectives
Videos
News
Showing results for what should i know about freezing my eggs?
Egg freezing can increase the likelihood of a future pregnancy, but it isn't a sure thing. "The overall success rate of egg freezing varies based on a number of factors," explains Dr. Mundy. "For instance, the quality of your eggs cannot be determined during egg retrieval, and your age can impact overall success.
Jan 12, 2022
Egg Freezing: Should You Consider It? - Houston Methodist
Sponsored
google.com
ChatGPT 4
What should I know about freezing my eggs?
Freezing your eggs, also known as oocyte cryopreservation, is a process where a woman's eggs are extracted, frozen, and stored for future use. Here are some key points to consider:
1. Reasons for Freezing Eggs: Women choose to freeze their eggs for various reasons, including delaying childbearing for personal or professional reasons, medical conditions or treatments (such as chemotherapy) that might affect fertility, or as part of IVF (In Vitro Fertilization) treatment.
2. Age Factor: The quality of a woman's eggs declines with age, usually more significantly after the mid-30s. Freezing eggs at a younger age typically results in a higher success rate of future pregnancies.
3. Process and Timeline: The process involves hormonal injections to stimulate the ovaries to produce multiple eggs, followed by a minor surgical procedure to retrieve the eggs. This usually takes about two weeks per cycle.
Message
Ask Diem AI
What should I know about freezing my eggs?
Freezing your eggs can be a complex and expensive process, but it can also provide a sense of security and control over your reproductive future. It typically involves hormone injections to stimulate egg production, followed by a minor surgical procedure to retrieve the eggs. It is important to consider the success rates of egg freezing, as it is not a guarantee for future pregnancy.
4 verified internet sources
View
34 community sources
View

DIEM













Aligned Values

Business model & member-base are aligned, further incentivizing the community to participate.



Data Advantage

Centering community allows for conversations & interactions that are proprietary to Diem, leading to data advantage.

Community powers our platform.

We are designing social search technology that intelligently delivers facts & personalized, community context to the end user, all while combating data bias.



Distributed Moderation

Community members are incentivized to moderate quality & bad actors, scaling credibility as platform grows.

Community as a Moat

Community creates new connections that increase loyalty to the platform.

Our go-to-market centers on building community in-app and IRL.

We do this via community features, IRL events, viral social and partnership activations.

40+ IRL EVENTS	SOCIAL	PARTNERSHIPS
hosted in NYC, LA, SF, Paris & London	600%+ growth in 6 months	Avg. 7 inbounds/week (120% increase since Q3)





∞ Meta DVF

🅑 bumble girlboss

FEMINIST AAVIA

L·OONI adyn quinn

Evvy Julie

Our fast growing database unlocks proprietary insights on the needs of communities in Diem.

and provides leading indications on *monetization opportunities.*

 Conversation topics unlock insights into real world needs of the communities in Diem.

82%

Of all searches that include the words *"relationship"* pertain to:

How to navigate gender dynamics in heterosexual relationships

75%

Of all searches that include the words *"money"* pertain to:

How do I invest my money?

Dealing with money while in a relationship

 Product opportunities to create features for friendships.

11%

of all searches in Diem pertain to friendship or **finding female friends as an adult.**

 Women seek community input for all areas of life.

100+

active community topics

 $ Our go-to-market demo seek social-proofed recommendations.

64.83%

of total Diems indicate product searches

51.7%

of Product Search Diems are asking for a recommendation

 *The average search string in Diem is 19 words.*

Women are more conversational when searching.

DIEM STATE OF SEARCH REPORT, JANUARY 2024

The opportunity to build a social search engine & trusted community layer to the internet is huge.

$9B
36M Diem Supserusers

$21.2B
81M Digitally Native Women

$34.7B
309M Millenials & GenZ

REFERNECES

1.Diem projected ARPU $250 (micro-transactions, commerce, paid research,, affiliate)
2.Super Users: salary, interests, problem instances, search behavior, age
3.Representative of USA female market only

Our *business model* aligns with the community's needs, further incentivizing them to participate.

B2B2C	B2C	B2B
REALIZED	EMERGING	EMERGING
Brand Activations	*Premium subscriptions*	*Licensing*
Brands can Boost Posts within Diem		Licensing and consensual data

and feature exclusive offers in the Little Treat Store. Diemers are rewarded with double-Gems for engaging with brand Boosted Posts & access exclusive products/offers.

Powered by Gems, Diemers will be able Boost Posts, unlock exclusive features and more.

selling opportunities as the Diem database grows, enabling the community to opt-in to make money from their conversational data.

DIEM

The demand for Diem *is clear.*



Diem | Social Search
Open
vardhina 26m
Just wanna tell you, DIEM is like a sister i never had
Reply
The place to go.. no judgements just females educating each other
diemer
I got my first responses on this app and i littleraly cried. I love this community:)
Just downloaded - it's SO CUTE! Can we hang out?! Our app is the older sister helping you with your cycle vibes! Let's do a live
I recently joined the @askdiem app (link below if you wanna join) because I'm interested in safe spaces for femmes to dialogue without being insulted, doxxed or mansplained on Reddit. I've been enjoying how the app is progressing!
LINKS.ASKDIEM.COM
I seriously downloaded it like two weeks ago and I feel so safe posting thanks guys
you made our day
Your so welcome I'm on Reddit for years but this just hits different
I love Diem! Asking questions and finding out that people out there wonder and struggle with the same things as I do is comforting and important in a community, and for feminism, thank you!
@ASKDIEM
As an older sister, the community on Diem has sometimes felt like the oldest sisters I never had. I want to use my knowledge and skills to contribute to this great company. I believe in its potential and its success.
It's called Diem come join us!!
diemer
This is a bit unrelated just wanted to come on here and say this is my first time using this app and fucking love how everyone gave you genuine advice. I'm not joking I asked more or less the same exact question on R/ dating_advice earlier this week and so many people were awful to me where one comment literally told me I shouldn't use men for their bodies. Like I just wanted to know how to go about safe casual sex!
Show less
Post
@spicycilipadi
love love @askDiem. i love that every question i post is met with wisdom and empathy - a testimony to what a community of women are like
6:12 PM · Nov 23, 2023 · 813 Views
1 Quote 3 Likes
Ask Diem
For you
qui est réservée aux femmes
Aryanna
commented: I LOVE THIS APP SO MUCH 14m

DIEM

The media buzz *about Diem*



MSNBC
Meet the creators of a new social search engine aiming to change the way women share information
Inc.
5 Emerging Social Media Platforms to Watch in 2023 Americans are turning away from social media giants. The founders of these platforms are taking advantage.
5. Diem: authentic knowledge-sharing and community spaces for women and nonbinary folks
well+good
Meet Diem, the AI-Powered 'Social Search Engine' Meant To Feel Like Your Friend Group Chat
BUSINESS INSIDER
Instagram alternatives: These are the 13 best new social-media apps you should check out in 2024
Diem is a social-search platform for asking questions.
TC
Female-founded startup Diem wants to be the go-to social search engine for women and nonbinary folks
FEMINIST
FEMINIST Founder Feature: Emma Bates, CEO and Co-Founder of Diem
hypebae
Diem uses AI to answer women's questions that Google won't.

DIEM

Downloads

Diem Slide 2.jpg